

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

<u>Via E-mail</u>
Mr. Jon Laria
 Chief Financial Officer
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, Georgia 31822

> **Re: Parks! America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2010**
> **Filed March 25, 2011**
> **Form 10-Q for the Quarterly Period Ended March 27, 2011**
> **Filed May 11, 2011**
> **File No. 0-51254**

Dear Mr. Laria:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ David R. Humphrey

                                                David R. Humphrey
                                                Accounting Branch Chief